SALESFAUCET INC.

The AI lead intelligence platform that gets smarter with every customer


SALESFAUCET.AI
THE AI-POWERED LEAD
INTELLIGENCE PLATFORM

salesfaucet.ai Wrightsville Beach, NC

Highlights

1. AI-LEAD INTELLIGENCE: Turn any list into clean contacts, buying signals, and look-alike prospects.
2. 10-25x LOWER COST: Priced well below legacy enterprise platforms with more capabilities.
3. RECURRING REVENUE: Subscriptions, channel commissions, and API licensing are three revenue streams.
4. MASSIVE MARKET: Addressing a $400B+ market across sales, data, and channel services.
5. CUSTOMER AGNOSTIC: Built for all industries and all company sizes at an affordable price.
6. CONSTANTLY IMPROVING PRODUCT: Network effects create a stronger competitive advantage over time.
7. EXPERIENCED TEAM: Executives with experience in AI, tech, sales, partnerships, and finance.
8. CUSTOMERS CAN BECOME OWNERS: We're inviting our users and partners to own part of the platform.

Team



Josh Singerman CEO

Josh has spent his career in enterprise technology, channel partnerships, and AI software. He founded SalesFaucet to replace expensive, outdated sales databases with an affordable AI platform that becomes smarter every time a customer uses it.



Taz Turner CFO

Taz is an entrepreneur, investor, and operator with more than 20 years of experience building and financing growth companies. His background includes institutional hedge funds, private equity, public company leadership, and technology startups.

Pitch Deck

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Memo


SALES INTELLIGENCE IS BROKEN.
WE'RE REBUILDING IT WITH AI.

Sales teams run on data. But the tools they rely on are expensive, information gets stale quickly, and most platforms were built around massive static databases.

SalesFaucet.AI is building a different kind of sales intelligence platform.

Drop in a file, or search for opportunities, and SalesFaucet can clean and enrich contacts, identify real-world buying signals, and generate look-alike companies with named decision-makers.

Instead of simply giving salespeople more names, we're building SalesFaucet to help them identify who to contact, why they may be a prospect, and when there may be a reason to reach them.


SALESFAUCET TURNS INFORMATION
INTO OPPORTUNITIES.
EXPENSIVE TOOLS
INFORMATION GETS STALE
MASSIVE STATIC DATABASES
TOO MANY NAMES
NO CLEAR BUYING SIGNALS
CLEAN & ENRICH CONTACTS
IDENTIFY BUYING SIGNALS
FIND LOOK-ALIKE OPPORTUNITIES
EXPORT & INTEGRATE

SalesFaucet turns ordinary prospect information into actionable sales intelligence.

Clean Contacts

Normalize and enrich contact information across all file sources containing small or large records.

Buying Signals

Our Pulse Intelligence engine searches hundreds of public sources for activity that may indicate companies entering a buying window.

Look-Alike Opportunities

AI identifies companies similar to existing prospects and finds named executives associated with them.

Export & Integrate

Put that intelligence directly into the sales workflow.

The goal is simple: turn the information a salesperson already has into opportunities they didn't know existed.


COLLECT INFORMATION


A SELF-REINFORCING
GROWTH FLYWHEEL.
MORE DATA. SMARTER INSIGHTS.
BIGGER OPPORTUNITIES.
AGGREGATE DATA FROM MULTIPLE SOURCES
TURN INTO INSIGHTS
AI ANALYZES AND IDENTIFIES BUYING SIGNALS
CREATE OPPORTUNITIES
DELIVER HIGH-QUALITY, LOOK-ALIKE PROSPECTS
ENABLE ACTIONS
EXPORT, INTEGRATE, AND ACT IN EXISTING WORKFLOWS
DRIVE GROWTH
MORE WINS, MORE DATA, STRONGER MODELS
AI
SalesFaucet

The Flywheel Is Our Compounding Edge.

Instead of building another database, we built a platform that becomes smarter every time someone uses it.

Every time a customer uses SalesFaucet, new information can enter the ecosystem. As records match across users and the dataset expands, the intelligence has the potential to become more valuable.

More Users → More Data → More Intelligence → Better Results → More Users

We believe this creates something fundamentally different from a traditional contact database.

Legacy databases get older. We're building SalesFaucet so its intelligence can get better.

The goal is a network effect where customers aren't simply consuming intelligence, they're also helping build the ecosystem that produces it.


10-25X
LOWER COST
SALESFAUCET VS. LEGACY SALES INTELLIGENCE
AI
SalesFaucet
ALL-IN-ONE PLATFORM
Contact data & enrichment
Buying signal detection
AI-powered insights
Outreach & workflow tools
Actionable opportunities

Enterprise Intelligence Without the Enterprise Price.

Powerful sales intelligence has traditionally been priced for larger organizations.

SalesFaucet is designed to make it accessible to a much broader market.

Our subscription offerings start at $49 and $199 per month, while providing capabilities including dataset search, Pulse Intelligence and data extraction.

That opens the door to small and mid-sized businesses, independent salespeople, agencies, channel partners and growing sales teams that have historically been underserved by enterprise sales-intelligence platforms.

We strive to make sophisticated sales intelligence dramatically more accessible, then build a much larger network around it.


One Platform. Three Revenue Engines.
SUBSCRIPTIONS
Monthly access to our AI-powered sales intelligence platform.
$49 / $199 PER MONTH
EVERGREEN COMMISSIONS
Commissions on closed deals sourced through our platform.
$1K - $100K PER DEAL
DATASET ACCESS
Access to proprietary sales intelligence datasets via API and individual queries.
$499 PER MONTH | + PER CALL

SalesFaucet was designed to generate revenue in multiple ways.

SUBSCRIPTIONS provide recurring SaaS revenue from businesses and salespeople using the platform.

CHANNEL COMMISSIONS give SalesFaucet the opportunity to participate economically in certain transactions generated through our partner ecosystem.

DATASET & API ACCESS can allow businesses to integrate SalesFaucet intelligence directly into their own products and workflows.

Our channel strategy creates the additional advantage of greater distribution. Our

master agency relationships can provide access to networks of sub-agents who are simultaneously potential SalesFaucet users, distribution partners, and sources of new opportunities.


Why We Believe SalesFaucet Can Win
AI-NATIVE
Built around AI-driven extraction, enrichment, signals and discovery.
10-25X LOWER COST
Designed to dramatically reduce the cost of sophisticated sales intelligence.
NETWORK EFFECTS
Usage has the potential to expand the platform's intelligence.
MULTIPLE REVENUE STREAMS
SaaS subscriptions + channel commissions + data/API access.
LARGE ADDRESSABLE MARKET
SalesFaucet is addressing a market of $400+ billion, as it sits at the convergence of sales intelligence, B2B contact data, and channel services.

AI is changing the economics of sales intelligence.

Historically, one of the biggest competitive advantages was owning the largest proprietary database. Building and maintaining those databases required enormous amounts of capital, and yet the information still began aging almost immediately.

We believe AI changes that equation.

Information can increasingly be extracted, normalized, enriched, connected, and analyzed dynamically. Public information can become intelligence. Customer data can help uncover new opportunities. And usage can help improve the network.

The next major sales-intelligence company may not win because it starts with the biggest database.

It may win because it builds the smartest flywheel.


We're Just Getting Started
SalesFaucet

Every new customer can make the network stronger. Every channel partner can expand distribution. Every advocate can help grow the community.

So we want the people helping build the SalesFaucet ecosystem to have the opportunity to participate as owners.

Customers and channel partners can become shareholders, and shareholders can become customers, partners, and advocates.

CUSTOMERS → PARTNERS → SHAREHOLDERS → ADVOCATES → CUSTOMERS

We don't believe the world needs another static contact database.

We're building SalesFaucet to make sales intelligence dynamic, intelligent, accessible and constantly improving.

A platform where every search can uncover an opportunity.

Where every customer can make the network stronger.

And where the people helping build that network have the opportunity to own a piece of it.

Thank you for considering joining us.

Josh Singerman, Founder & CEO